1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

March 12, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Asen Parachkevov and Jeff Long

Re:	Golub Capital BDC, Inc.
Registration Statement on Form N-2
File Numbers: 333-193308, 814-00794

Ladies and Gentlemen:

On behalf of Golub Capital BDC, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in phone calls between Asen Parachkevov of the Staff and Thomas J. Friedmann, William J. Tuttle and Matthew J. Carter, outside counsel to the Company, between March 10, 2014 and March 12, 2014 and in a phone call between Jeff Long of the Staff and Mr. Tuttle on March 10, 2014. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

1.	Please undertake that the Company will file and have declared effective a post-effective amendment to the Registration Statement prior to any offering of debt investments.

Response:

As requested, the Company undertakes to file and have declared effective a post-effective amendment to the Registration Statement prior to any offering of debt investments.

Asen Parachkevov Jeff Long March 12, 2014 Page 2

2.	We note your response to the sixteenth comment from our letter dated February 7, 2014. Please undertake to include in the Registration Statement more detailed disclosures regarding the risks presented by investments in PIK securities should such securities represent at any time a material portion of the Company’s investment portfolio.

Response:

As requested, the Company undertakes to include in the Registration Statement more detailed disclosures regarding the risks presented by investments in PIK securities should such securities represent at any time a material portion of the Company’s investment portfolio.

3.	In future financial statements, please disclose accruals for payments to trustees separately on the Consolidated Statements of Financial Condition. See Rule 6-04.12 of Regulation S-X.

Response:

As requested, in future financial statements, to the extent the Company has any unpaid trustee fees, the Company will disclose the accrual separately on the Consolidated Statements of Financial Condition.

4.	In future financial statements, please denote on the Consolidated Schedule of Investments which preferred and common stock investments are non-income producing.

Response:

As requested, in future financial statements, the Company will denote on the Consolidated Schedule of Investments which preferred and common stock investments are non-income producing.

5.	In future financial statements, please revise the heading entitled “Principal” on the Consolidated Schedule of Investments to “Principal/Par”.

Response:

As requested, in future financial statements, the Company will revise the heading entitled “Principal” on the Consolidated Schedule of Investments to “Principal/Par”.

Asen Parachkevov Jeff Long March 12, 2014 Page 3

6.	In future financial statements, please disclose any investments in money market funds on the Consolidated Schedule of Investments.

Response:

As requested, in future financial statements, the Company will disclose any investments in money market funds on the Consolidated Schedule of Investments.

7.	We note that the fair value of the subordinated debt investment in IT’SUGAR LLC increased significantly between September 30, 2012 and December 31, 2013 without a corresponding increase in the fair value of the senior debt investment. Please explain this increase in fair value.

Response:

The Company respectfully submits that its subordinated debt investment in IT’SUGAR LLC is convertible into equity securities of IT’SUGAR. The investment is valued at its as-converted equity value plus the net present value of the interest through an expected duration date. The appreciation of the subordinated debt investment in IT’SUGAR LLC disclosed on the Consolidated Schedule of Investments was primarily due to the overall positive financial performance of the portfolio company, including both revenues and EBITDA, which increased the value of the underlying equity securities into which the subordinated debt is convertible.

8.	In future financial statements, please disclose on the Consolidated Schedule of Investments whether the Company has any investments in non-qualifying assets and explain the significance of non-qualification.

Response:

The Company respectfully submits that the Consolidated Schedule of Investments for the fiscal year ended September 30, 2013 included a footnote denoting which assets were non-qualifying and explaining the significance of non-qualification. As requested, in future financial statements, the Company will disclose on the Consolidated Schedule of Investments whether it has any investments in non-qualifying assets and explaining the significance of non-qualification.

9.	Please confirm that the Company has applied the provisions of Regulation S-X Rules 3-09 and 4-08(g) and please confirm that no additional disclosure is required. See IM Guidance Update No. 2013-07 (September 2013).

Response:

The Company confirms that it has reviewed and applied the provisions of Regulation S-X Rules 3-09 and 4-08(g) and that no additional disclosure is required.

Asen Parachkevov Jeff Long March 12, 2014 Page 4

10.	We note that there was a return of capital during 2013. Please confirm that the Company adhered to the requirements of Section 19(a) of the 1940 Act.

Response:

The Company confirms that it adhered to the requirements of Section 19(a) of the 1940 Act in connection with the return of capital during 2013.

11.	In future financial statements, please provide the source of distributions on the Statement of Changes in Net Assets and in the Financial Highlights footnote. See Rule 6-09.3 of Regulation S-X.

Response:

The Company respectfully submits that the source of distributions appears on the Statement of Changes in Net Assets in the financial statements as of September 30, 2013 and December 31, 2013. As requested, in future audited financial statements, the Company will provide the source of the distributions in the Financial Highlights footnote.

12.	In future financial statements, please provide the ratio of total expenses to average net assets and ratio of net investment income to average net assets prior to the other expense-related ratios.

Response:

As requested, in future financial statements, the Company will provide the ratio of total expenses to average net assets and ratio of net investment income to average net assets prior to the other expense-related ratios.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	David B. Golub, Golub Capital BDC, Inc.
Ross A. Teune, Golub Capital BDC, Inc.
Joshua M. Levinson, Golub Capital BDC, Inc.
Thomas J. Friedmann, Dechert LLP